

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

<u>Via Email</u>
Nir Peles
Chief Financial Officer
BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46733, Israel

      Re: BluePhoenix Solutions Ltd.
               Registration Statement on Form F-3
               Filed December 26, 2012
               File No. 333-185681

Dear Mr. Peles:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You seek to register the resale of 357,977 ordinary shares that would be issuable upon the conversion of a $1.5 million loan between the company and selling shareholders under the terms of the Bridge Loan agreement. It appears that the loan has not yet been issued and there does not appear to be an unconditional and binding obligation to complete such a loan transaction promptly upon effectiveness of the registration statement. On page 36 of the prospectus you state that the loan may not be extended. Please provide an analysis as to how you concluded that the unregistered offer and sale of the $1.5 million convertible note was a completed transaction at the time the resale registration statement was filed. In these circumstances the issuance and resale components appear to be inseparable parts of a single transaction. Please revise to remove the shares underlying the note that has not yet been issued, or explain why that revision is not necessary. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

2.   Further to the comment above, we note that the Bridge Loan agreement provides that the accrued interest may be paid in ordinary shares at the request of the three shareholders. Given that the shareholders have control over whether the accrued interest will be paid in ordinary shares, please provide your analysis as to why you believe that this provision of the agreement is consistent with the requirement that the rights and obligations of the parties be irrevocable and binding at the time of the filing of the resale registration statement.

3.   Provide a separate legal analysis as to how you concluded that the offer and sale of 327,858 ordinary shares which were converted pursuant to the bridge loan is a separate transaction from the offer and sale of the securities underlying the $1.5 million loan that has not yet been completed. It appears that these two transactions are part of a single plan of financing. Please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

4.   We note that you rely on Rule 416 to register "an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions." In the response letter, please confirm your understanding that share issuances tied to market price adjustments, such as market-price driven increases in the number of shares issuable to pay interest obligations, do not fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation and confirm your understanding.

The Transactions, page 18

5.   Please clarify in this section whether the conversion of the loans into ordinary shares was for the total outstanding amount of the debt held by the selling shareholders and satisfies the obligations of the company under the amended loan agreement and the bridge loan agreement.

Selling Shareholders, page 35

6.   Please expand footnotes 2, 4, and 6 on page 37 to identify the natural person(s) who exercise sole or shared voting and dispositive powers with respect to all of the shares to be offered by each of the three selling shareholders. For example, Prescott Group Capital Management, LLC holds 2,616,880 ordinary shares of record, but you only attribute the beneficial ownership of 2,497,188 of those shares to Phil Frohlich. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Item 10. Undertakings, page 48

7.   Please advise why you have included the undertaking required by Item 512(a)(5)(i) of Regulation S-K related to Rule 430B of the Securities Act rather than Item 512(a)(5)(ii) of Regulation S-K relating to Rule 430C of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. I f you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Stephane Levy
        Cooley LLP